FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of February, 2004  (Report No. 4)
Commission File Number: 0-29742

                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X           Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents which are hereby attached hereto and incorporated by reference herein:

1. Press Release: Golf&Co. Group Selects Retalix Solution for its 160 Stores of Fashion and Home Furnishings throughout Israel. Dated: February 22, 2004.

2. Press Release: Retalix and MTXEPS Announce Signing of Strategic Relationship Agreement. Dated: February 26, 2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: March 1, 2004.                                 /s/ Guy Geri
                                                     -------------

                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX


Exhibit Number         Description of Exhibit

10.1                   Press Release:  Golf&Co.Group Selects Retalix
                       Solution for its 160 Stores of Fashion and Home Furnishings throughout Israel. Dated: February 22, 2004.

10.2 Press Release: Retalix and MTXEPS Announce Signing of Strategic Relationship Agreement. Dated: February 26, 2004.

                                  EXHIBIT 10.1

Contact Information:

CCG                                               Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Barry Shaked, CEO
Sherman Oaks, CA  91403                           Danny Moshaioff, CFO
(818) 789-0100                                    Retalix Ltd.
Crocker Coulson, Partner                          (011) 972-9-776-6677
crocker.coulson@ccgir.com





Golf&Co. Group Selects Retalix Solution for its 160 stores of Fashion and Home Furnishings throughout Israel

Retalix to provide comprehensive store solutions for the five different fashion and home furnishing chains incorporated under the Golf&Co.qGroup

Ra'anana, Israel, February 22, 2004 - Retalix Ltd. (NASDAQ: RTLX) today announced that Golf&Co. Group, a leading fashion and home furnishings retail group which includes five branded chains, has selected the Retalix StoreLine solution to be rolled out in all its 160 stores in Israel. The solution offers integrated Windows-based point of sale and back office applications, and an extensive chain-level promotions module, all based on Microsoft technology.

Dudi Bresler, Golf&Co. CEO, commented: "The cooperation with Retalix is a milestone in Golf&Co.'s vision of positioning the customer at the center. Retalix StoreLine will support us throughout the whole sales process, starting with a more pleasant customer experience at the POS, through extensive customer promotions and loyalty programs, as well as integrated data flow between the stores and the head office. Other benefits are easier cashier training as well as an advanced architecture platform, all of which will support Golf&Co. Group's goals and its continued growth."

Barry Shaked, Retalix CEO, stated: "I view the Golf&Co. Group as a successful, innovative retailer, which can derive great value and a competitive edge by deploying our solutions. Additionally, this new cooperation will expand the Retalix experience in the non-food retail segment, thus enabling us to provide richer, more diverse solutions all around."

About the Golf&Co. Group
Golf&Co. Group is the retail subsidiary of the Kitan Group, which also includes Tango and Kitan Industries, and is wholly owned by Klal Industries and Investments. Golf&Co. has become a leading retailer in the Israeli fashion, home textiles and home furnishings sector, providing high quality products with competitive prices. The group operates five branded chains: Golf, Polgat, Golf&Co., Intima and Sprint, totalling 160 stores and 1,300 employees throughout Israel. The Group's plans for 2004 include opening 15 new stores and expanding its logistics center.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #

                                  EXHIBIT 10.2

Contact Information:

CCG                                                Retalix Ltd.
15300 Ventura Boulevard, Suite 303                 Jeff Yelton, CEO
Sherman Oaks, CA  91403                            Retalix USA
(818) 789-0100                                     469-241-8400
Crocker Coulson, Partner                           infousa@retalix.com

crocker.coulson@ccgir.com



FOR IMMEDIATE RELEASE


    Retalix and MTXEPS Announce Signing of Strategic Relationship Agreement

              Retalix to integrate MTXEPS Electronic Payment Engine
                     into Retalix Point of Sale applications


Dallas, TX, February 26, 2004 - Retalix USA., (NASDAQ: RTLX), and MTXEPS Inc., today announced the signing of a Strategic Agreement with MTXEPS to integrate the company's WinEPS Electronic Payments engine into Retalix's POS software applications for the Grocery, Drug and Convenience Store sectors.

WinEPS provides a range of electronic payment options including Debit and Credit transactions, EBT, Gift Card, and Check Authorization. The Windows-based solution will enable Retalix POS customers to benefit from advanced features including automatic tender resolution, automatic debit/credit conversion and customer-defined configuration capabilities. Retalix will serve as the single point of contact for the POS and the electronic payment solution, both for applications and support.

"MTXEPS is a proven payment solution provider and recognized as an industry leader," said Jeff Yelton, CEO and President of Retalix USA. "We are delighted to be working them and are pleased that our customers will now be able to benefit from a complete and integrated payment solution with a single point of contact."


"We are excited about expanding our relationship with Retalix," said Jon Elwood, President of MTXEPS Inc. "Our WinEPS software is renowned for its flexibility and ease of configuration. By partnering with Retalix, we will be able to deliver to our customers an even tighter level of product integration with Retalix's feature-rich POS applications."


                                      more


About MTXEPS, Inc.
MTXEPS is a privately held company , based in California, which markets their products directly and through their reseller channels. The WinEPS software product has been in the market place for over 10 years and now is a feature-rich, mature product with over 4,000 installations. For additional information, please visit www.MTXEPS.com.


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores, fuel stations and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                                      # # #